FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For August 4, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated August 4, 2016 –TR-1: Notification of Major Interest in Shares
2.	Press release dated August 4, 2016 – Notification of Transactions of Directors/Persons Discharging Managerial Responsibilities (“PDMRs”) and persons closely associated with them

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2016

ARM HOLDINGS PLC

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer

Item 1

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARES[i]

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	ARM Holdings Plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	X
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	JPMorgan Chase & Co.
4. Full name of shareholder(s) (if different from 3.):iv	J.P. Morgan Securities Plc J.P Morgan GT Corporation J.P. Morgan Securities LLC
5. Date of the transaction and date on which the threshold is crossed or reached: [v]	01 August 2016
6. Date on which issuer notified:	03 August 2016
7. Threshold(s) that is/are crossed or reached: vi, vii	5% Upwards

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction	Resulting situation after the triggering transaction
Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights	% of voting rights [x]
Direct	Direct xi	Indirect xii	Direct	Indirect
GB0000595859	Below minimum threshold	Below minimum threshold	47,411,427	3.37%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
Right to Recall Depositary Receipts Physically-settled Call Option	19/08/2016	Anytime	4,934,631 15,663,156 224,000	0.35% 1.11% 0.02%

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to	% of voting rights xix, xx
Cash-settled Equity Swap	5,394,101	Nominal	Delta
0.38%

Total (A+B+C)
Number of voting rights	Percentage of voting rights
73,627,315	5.23%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

Total disclosable holding for JPMorgan Chase & Co.: 73,627,315 (5.23%)

Direct: J.P. Morgan Securities Plc: 47,411,427 (3.37%) Shares; 19,193,630 (1.37%) Qualifying Financial Instruments; 4,940,864 (0.35%) Financial Instruments with similar economic effect to Qualifying Financial Instruments.

Direct: J.P. Morgan GT Corporation

Direct: J.P. Morgan Securities LLC

Chain of control:

JPMorgan Chase & Co.

JPMorgan Chase Bank, National Association (100%)

J.P. Morgan International Inc. (100%)

Bank One International Holdings Corporation (100%)

J.P. Morgan International Finance Limited (100%)

J.P. Morgan Capital Holdings Limited (100%)

J.P. Morgan Chase (UK) Holdings Limited (99.99%)

J.P. Morgan Chase International Holdings (100%)

J.P. Morgan Securities plc (99.41%)

JPMorgan Chase & Co.

J.P. Morgan GT Corporation (100%)

JPMorgan Chase & Co.

J.P. Morgan Broker-Dealer Holdings Inc. (100%)

J.P. Morgan Securities LLC (100%)

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Table 8A) Includes stock borrows of 5,007,636 (0.36%)
14. Contact name:	Tung T Le
15. Contact telephone number:	0207 742 7272

Item 2

Notification of Transactions of Directors/ Persons Discharging Managerial Responsibilities

(“PDMRs”) and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Peter Ronald Hutton
2	Reason for the notification
a)	Position/status	PDMR (EVP and President Product Groups)
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	ARM Holdings plc
b)	LEI	N/A
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares 0.05 pence per share ISIN Number: GB0000595859
b)	Nature of the transaction	Exercise of share options through ARM Holdings plc’s SAYE scheme
c)	Price(s) and volume(s)
Price(s)	Volume(s)
£4.464 per share	1382 shares

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	1 August 2016
f)	Place of the transaction	N/A